UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 3)*
Virgin Mobile USA, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
92769R108

(CUSIP Number)
Charles R. Wunsch, Esq.
Sprint Ventures, Inc. and Sprint Nextel Corporation
c/o Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(913) 794-1496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 24, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
(continued on following pages)
(Page 1 of 12 Pages)
__________________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92769R108	13D	Page	2	of	12

1	NAMES OF REPORTING PERSONS Sprint Ventures, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92769R108	13D	Page	3	of	12

1	NAMES OF REPORTING PERSONS Sprint Nextel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
SIGNATURE

CUSIP No.	92769R108	13D	Page	4	of	12
     This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 19, 2008 by Sprint Ventures, Inc. (“Sprint Ventures”), as amended by Amendment No. 1 filed with the SEC by Sprint Ventures on December 19, 2008 and Amendment No. 2 filed with the SEC jointly by Sprint Ventures and Sprint Nextel Corporation (“Sprint Nextel”) on July 28, 2009, with respect to the subject class of securities (the “Schedule 13D”). This Amendment No. 3 is being filed jointly by Sprint Nextel and Sprint Ventures (together, the “Reporting Persons”). As described in more detail below, Items 4, 5 and 6 have been amended in this Amendment No. 3 as a result of the merger of Sprint Mozart, Inc., a wholly owned subsidiary of Sprint Nextel (“Merger Sub”), with and into the Issuer on November 24, 2009. Reference is made to the Schedule 13D originally filed with the SEC, Amendment No. 1 and Amendment No. 2 for information in Items not appearing in this filing as a result of there being no changes in those items. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented as follows:
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     On November 24, 2009, the stockholders of the Issuer adopted the Merger Agreement and, on the same date, Merger Sub merged with and into the Issuer. As a result of the Merger, the separate corporate existence of Merger Sub ceased and the Issuer continues as the surviving corporation of the Merger and a wholly owned subsidiary of Sprint Nextel. At the Effective Time (as defined in the Merger Agreement):
•	each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time held by:
–	the Virgin Group was converted into 1.2724 Sprint Nextel Shares (and cash in lieu of fractional shares);

–	SK Telecom was converted into 1.2279 Sprint Nextel Shares (and cash in lieu of fractional shares); and

–	stockholders of Virgin Mobile, other than the Virgin Group, SK Telecom and the Reporting Persons, was converted into 1.3668 Sprint Nextel Shares (and cash in lieu of fractional shares);
•	each share of Class C Common Stock issued and outstanding immediately prior to the Effective Time held by the Virgin Group was converted into 1.2724 Sprint Nextel Shares;

•	each share of Preferred Stock issued and outstanding immediately prior to the Effective Time held by:

CUSIP No.	92769R108	13D	Page	5	of	12
–	the Virgin Group was converted into 149.6941 Sprint Nextel Shares (and cash in lieu of fractional shares);

–	SK Telecom was converted into 144.4588 Sprint Nextel Shares (and cash in lieu of fractional shares);
•	each share of Class B Common Stock was cancelled without any conversion thereof and no consideration delivered in respect thereto;

•	each share of the Issuer held in the treasury was cancelled without any conversion thereof and no consideration delivered in respect thereto; and

•	each Issuer Share owned by Sprint Nextel and the Merger Sub or beneficially owned by any direct or indirect wholly owned subsidiary of the Reporting Persons or the Issuer was canceled without any conversion thereof and no consideration delivered in respect thereto.
The Class A Common Stock ceased trading on the New York Stock Exchange (the “NYSE”) after the closing of the market on November 24, 2009. Following the Effective Time, the NYSE filed a Form 25 with the SEC to delist the Class A Common Stock.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) Neither the Reporting Persons nor any person named in Item 2 beneficially owns any shares of Class A Common Stock.
(b)	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 0
(c) Except for the transactions described in this Schedule 13D, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Class A Common Stock during the past 60 days.
(d) Not applicable.
(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock on November 24, 2009.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP No.	92769R108	13D	Page	6	of	12
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     The information set forth, or incorporated by reference in, Items 4 and 5 in this Amendment No. 3 is hereby incorporated by reference.

CUSIP No.	92769R108	13D	Page	7	of	12
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.
Dated: November 25, 2009

Sprint Ventures, Inc.

By	/s/ Timothy P. O’Grady Name: Timothy P. O’Grady
Title: Vice President and Secretary

Sprint Nextel Corporation

By	/s/ Timothy P. O’Grady Name: Timothy P. O’Grady
Title: Assistant Secretary

CUSIP No.	92769R108	13D	Page	8	of	12
Appendix A
Appendix A is hereby amended and restated in its entirety as follows:
Directors and Executive Officers of Sprint Ventures, Inc.

Principal
Name	Position	Address	Occupation	Citizenship
Directors
Scott W. Andreasen	Director and Assistant Secretary	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Assistant Secretary of Sprint Nextel Corporation	United States

Charles R. Wunsch	Director and Vice President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	General Counsel and Corporate Secretary of Sprint Nextel Corporation	United States

Executive Officers
Robert H. Johnson, Jr.	President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — CDMA of Sprint Nextel Corporation	United States

Charles L. Hall	Vice President and Controller	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Senior Vice President and Controller of Sprint Nextel Corporation	United States

Gregory D. Block	Vice President and Treasurer	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President and Treasurer of Sprint Nextel Corporation	United States

Timothy P. O’Grady	Director, Vice President and Secretary	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President, Legal — Securities and Governance and Assistant Secretary of Sprint Nextel Corporation	United States

CUSIP No.	92769R108	13D	Page	9	of	12
Directors and Executive Officers of Sprint Nextel Corporation

Principal
Name	Position	Address	Occupation	Citizenship
Directors
Robert R. Bennett	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Principal of Discovery Holding Company	United States

Gordon M. Bethune	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Retired	United States

Larry C. Glasscock	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board of WellPoint, Inc., a health benefits company	United States

James H. Hance, Jr.	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Senior Advisor of The Carlyle Group and Chairman of the Board of Sprint Nextel Corporation	United States

V. Janet Hill	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President of Alexander & Associates, Inc., a corporate consulting firm	United States

Frank Ianna	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Executive Officer and Director, Attila Technologies LLC, a wireless communications company	United States

CUSIP No.	92769R108	13D	Page	10	of	12

Principal
Name	Position	Address	Occupation	Citizenship
Sven-Christer Nilsson	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a business advisory company	Sweden

William R. Nuti	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	United States

Rodney O’Neal	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Corporation, a global supplier of mobile electronics and transportation systems	United States

CUSIP No.	92769R108	13D	Page	11	of	12

Principal
Name	Position	Address	Occupation	Citizenship
Executive Officers
Daniel R. Hesse	Director, President and Chief Executive Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Director, President and Chief Executive Officer of Sprint Nextel Corporation	United States

Robert H. Brust	Chief Financial Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation	United States

Charles R. Wunsch	General Counsel and Corporate Secretary	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	General Counsel and Corporate Secretary of Sprint Nextel Corporation	United States

Keith O. Cowan	President — Strategic Planning and Corporate Initiatives	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Strategic Planning and Corporate Initiatives of Sprint Nextel Corporation	United States

Paget L. Alves	President — Business Markets	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Business Markets of Sprint Nextel Corporation	United States

Steven L. Elfman	President — Network Operations and Wholesale	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Network Operations and Wholesale of Sprint Nextel Corporation	United States

CUSIP No.	92769R108	13D	Page	12	of	12

Principal
Name	Position	Address	Occupation	Citizenship
Robert L. Johnson	Chief Service Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Service Officer of Sprint Nextel Corporation	United States

Robert H. Johnson, Jr.	President — CDMA Business Unit	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — CDMA Business Unit of Sprint Nextel Corporation	United States

Danny Bowman	President — iDEN Business Unit	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — iDEN Business Unit of Sprint Nextel Corporation	United States

Ryan H. Siurek	Vice President and Controller	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President and Controller of Sprint Nextel Corporation	United States

Daniel H. Schulman	President — Prepaid	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Prepaid of Sprint Nextel Corporation	United States